Exhibit 99.5

MOUNTAIN PROVINCE DIAMONDS INC.

(the “Company”)

CERTIFICATE OF OFFICER

RE:	The Abridgement of Time Pursuant to National Instrument 54-101 – Communication With Beneficial Owners of Securities of a Reporting Issuer (the “Instrument”)

The undersigned, Perry Ing, Vice President Finance and Chief Financial Officer of the Company, hereby certifies for and on behalf of the Company and not in his personal capacity, that the Company is relying on section 2.20 of the Instrument pertaining to the abridgement of time prescribed by subsections 2.2(1) and 2.5(1) of the Instrument and that the requirements set forth in section 2.20 have been complied with. Specifically:

(a)                the Company has arranged to have proxy-related materials for the special meeting of the shareholders of the Company to be held September 29, 2020 sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of the Instrument; and

(b)                the Company has arranged to carry out all the requirements of the Instrument in addition to those described in paragraph (a) above; and

(c)                the Company is relying upon section 2.20 of the Instrument to abridge the time prescribed in subsections 2.2(1) and 2.5(1) of the Instrument.

DATED this 1st day of September, 2020.

MOUNTAIN PROVINCE DIAMONDS INC.

“Perry Ing”
Per:
Perry Ing Vice President Finance and Chief Financial Officer